UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) of the SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) of the SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____to_____

Commission File Number: 000-30406

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEALTHTRONICS, INC. AND SUBSIDIARIES 401 (k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEALTHTRONICS, INC.
9825 Spectrum Drive, Building 3
AUSTIN, TEXAS 78717

EXPLANATORY NOTE

On September 24, 2009, HealthTronics, Inc. and Subsidiaries (the “Company”) filed the annual report for the HealthTronics, Inc. and Subsidiaries 401(k) Plan (the “Plan”) for the fiscal year ended December 31, 2008. The Company hereby amends the Plan’s Annual Report on Form 11-k to restate the financial statements, as discussed in Note C to the financial statements.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits, December 31, 2009 and 2008

Statements of Changes in Net Assets Available for Benefits, Years
     Ended December 31, 2009 and 2008

Notes to Financial Statements

Supplemental Schedule- Assets Held for Investment Purposes at
     End of Year, December 31, 2009

Supplemental Schedule- Delinquent Participant Contributions

Signatures

Page 1 2 3 4 17 18 19

Report of Independent Registered Public Accounting Firm

To the Board of Directors
HealthTronics, Inc. and Subsidiaries 401(k) Plan
Austin, Texas

We have audited the accompanying statement of net assets available for benefits of HealthTronics, Inc. and Subsidiaries 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008 (restated), and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan’s net assets available for benefits as of December 31, 2009 and 2008 (restated), and changes therein for the years ended as of December 31, 2009 and 2008 (restated), in conformity with accounting principles generally accepted in the United States of America.

Our audit of the 2009 financial statements was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and the supplemental schedule of prohibited transactions as of December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Padgett Stratemanm & Co., LLP

June 28, 2010

HEALTHTRONICS, INC & SUBSIDIARIES 401(k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS December 31, 2009 and 2008

	December 31,
	2009	2008 (Restated)
ASSETS
Cash	$7,065	$8,624
Investments
Collective trust funds, at fair value	18,501,993	11,912,983
HealthTronics, Inc., at fair value	371,377	352,388
Loans to participants	320,877	219,503
Money market	40,293	97,556
Total investments	19,234,540	12,582,430

Receivables
Employer contributions	55,841	89,986
Participants contributions	72,369	3,186
Total receivables	128,210	93,172

TOTAL ASSETS	19,369,815	12,684,226

LIABILITIES

Benefits payable	40,293	80,589
Operating expense payable	--	16,967
Total liabilities	40,293	97,556

Net assets available for benefits at fair value	19,329,522	12,586,670

Adjustment from fair value to contract value for interest in collective trust funds relating to fully benefit-responsive
investment contracts	614,046	601,025
NET ASSETS AVAILABLE FOR BENEFITS	$19,943,568	$13,187,695

See accompanying notes and independent auditors' report.

HEALTHTRONICS, INC & SUBSIDIARIES 401(k) PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Years Ended December 31, 2009 and 2008

	Years Ended December 31,
	2009	2008 (Restated)
ADDITIONS:
Additions to net assets attributable to:
Investment income (loss)
Net appreciation (depreciation) in
fair value of investments	$2,353,713	$(4,198,791)
Interest and dividends	27,832	34,419
Total investment income (loss)	2,381,545	(4,164,372)

Contributions
Cash:
Employer	614,385	566,375
Participants	1,863,509	1,616,846
Rollover	96,684	13,901
Total contributions	2,574,578	2,197,122

TOTAL ADDITIONS, NET	4,956,123	(1,967,250)

DEDUCTIONS:
Deductions from net assets attributable to:
Benefits paid to participants	1,622,496	1,487,498
Administrative expenses	166,021	175,641
Total deductions	1,788,517	1,663,139

Net change in net assets	3,167,606	(3,630,389)

Transfer into Plan as a Result of Merger	3,588,267	481,390

Net Assets Available for Benefits:
BEGINNING OF YEAR	13,187,695	16,336,694
END OF YEAR	$19,943,568	$13,187,695

See accompanying notes and independent auditors' report.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE A—DESCRIPTION OF PLAN

The following description of the HealthTronics, Inc. & Subsidiaries (“Company”) 401(k) Plan (“the Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit-sharing plan with 401(k) option covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 100% of their eligible compensation or the maximum amount allowed by law ($16,500 for 2009 and $15,500 for 2008) of pretax annual compensation, as defined in the Plan. This Plan also allows for catch-up contributions for participants over 50 years of age. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 13 collective trust funds as investment options for participants. Effective January 1, 2008 the Company stock fund is no longer eligible for new investments and may only be sold by a participant’s written request of direction via the record keeper’s website. The Company may elect to make a matching contribution equal to a discretionary percentage of the employee’s deferral contributions at the option of the Company’s Board of Directors. As of August 1, 2007, but effective January 1, 2007, the Company began to make matching contributions of 50% up to 6% of total compensation. The Company’s matching contribution is made in cash.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ non-vested accounts may be used to reduce future Company contributions.

Participant Loans

Participants may borrow from their fund account a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the market rate as of the date of the loan. All Plan loans must be repaid in 5 years, except those that are used for the purchase of a principal residence in which case the loan can be extended for 30 years. In most cases, repayment of the loan will be made ratably through after-tax payroll deductions.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE A—DESCRIPTION OF PLAN (Continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their account plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after four years of credited service summarized as follows:

Number of Completed Years of Service	Vesting Percentage
Less than 1 year 1 years, less than 2 years 2 years, less than 3 years 3 years, less than 4 years 4 years	0% 25% 50% 75% 100%

Payment of Benefits

Benefits become available to participants on the earliest of four events: (1) termination of employment, (2) death of the participant (benefits are payable to the participants spouse or beneficiary), (3) retirement of the participant, or (4) disability of the participant.

Upon termination of employment, benefits are paid in a lump sum within approximately 90-days if the participant’s vested account balance is less than $1,000. If the participant’s account balance exceeds $1,000, the participant may choose to keep the funds in the Plan, request a direct rollover to another qualified plan, or take a lump sum distribution.

On termination of service due to death prior to retirement, 100% of the Company contributions become immediately vested. The account balance may be paid to the participant’s spouse or beneficiary in a lump sum.

On termination of service due to retirement after age 65, 100% of the Company contributions become immediately vested. The account balance may be paid to the participant in a lump sum or periodic installments. However, should a participant reach age 65 and not elect to terminate employment, the participant can take an in-service distribution from the vested account balance.

If the participant becomes disabled and is eligible for Social Security disability benefits, or is determined disabled by a physician selected by the Plan Administrator, the full value of the participant’s account becomes 100% vested. If a participant reaches age 59 ½, the full value of participant’s account becomes 100% vested. Distributions are only available if the participant terminates with the Employer.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE A—DESCRIPTION OF PLAN (Continued)

Forfeited Accounts

The outstanding balance of forfeited non-vested contributions totaled $2,598 and $0 at December 31, 2009 and 2008, respectively. Forfeitures may be used to reduce future expenses or contributions to be paid by the Company. For the years ended December 31, 2009 and 2008, approximately $41,053 and $56,018, respectively, were used to offset employer contributions and expenses.

Distributions During Employment

As a general rule, participant’s contributions will remain in the Plan as long as the participant remains employed by the Company. The Plan does provide exceptions to this rule for withdrawals of the participant’s contributions under certain circumstances (subject to the satisfaction of the Plan Administrator) that include the following:

• • • •	Medical expenses, Purchase of a principal residence, Post secondary education for participant or their dependents, To prevent eviction from or foreclosure on the participant’s principal residence.

Plan Expenses

In accordance with Plan provisions, the Company incurs most of the costs associated with the Plan. Employees of the Company perform certain administrative functions with no compensation from the Plan. The Plan pays administrative expenses as reflected in the accompanying financial statements. During 2009 and 2008, the Company paid approximately $10,000 and $20,000, respectively, for administrative fees.

The primary Plan investments are collective trust funds, which apply an investment management fee to the assets. The fee was $166,021 and $175,641 for 2009 and 2008, respectively, and was included as administrative expenses on the accompanying statements of changes in net assets available for benefits. These fees are charged to the individual participants account balances based on each participants share of the collective trust funds fees incurred. These fees are comparable to mutual fund expense fees that are typically deducted from the mutual funds prior to determination of the funds return.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared under the accrual method of accounting.

The preparation of financial statements in conformity with United States generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Collective trust funds fair value is based on the unit prices quoted by the fund, representing the fair value of the underlying investments. Investments in insurance company deposit administration contracts (guaranteed investment contracts or “GICs”) are reported at fair value with the related adjustment amount from contract value disclosed in the statements of net assets available for benefits at December 31, 2009 and 2008. The statement of change in net assets available for benefits is prepared on a contract value basis. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar investments with comparable duration. Shares of the Company’s common stock are reported at fair value, based on quoted prices in active markets. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when the distribution has been authorized and the participants’ investments have been converted into cash and cash equivalents. At December 31, 2009 and 2008, the Plan had benefits payable of $40,293 and $80,589 respectively.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Contributions

Contributions from the participants’ and employer are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan Administrator.

Recent Accounting Pronouncements

Codification of Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Codification (“ASC”), which establishes the ASC as the single source of authoritative accounting principles recognized by FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the codification. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Plan updated its historical GAAP references to comply with the codification for its years ended December 31, 2009 and 2008. The adoption of this guidance did not have a material effect on the Plan’s net assets and changes therein, since the codification is not intended to change GAAP.

Accounting for Uncertainty in Income Taxes

FASB clarified the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in Income Taxes – Overall of the ASC. The new provisions for accounting for the uncertainty in income taxes prescribe a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. They also provide guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The new provisions of the accounting for the uncertainty in income taxes provided for a deferral of the effective date of implementation for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Plan elected this deferral and, accordingly, has adopted the new provisions as of January 1, 2009. The adoption of the new provisions for accounting for the uncertainty in income taxes did not have a material impact on its net assets and changes therein.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (continued)

Fair Value Measurements and Disclosures

Fair Value Measurements and Disclosures of the ASC defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair Value Measurements and Disclosures applies to all other ASC topics that require or permit fair value measurements and does not require any new fair value measurements. The provisions of Fair Value Measurements and Disclosures for financial assets and liabilities were effective beginning January 1, 2008. The provisions of Fair Value Measurements and Disclosures for nonfinancial assets and nonfinancial liabilities were effective and adopted as of January 1, 2009.

Subsequent Events

In May 2009, FASB issued an accounting standard to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. Specifically, this guidance provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance is effective for interim or annual financial periods ending after June 15, 2009, and is to be applied prospectively. The Plan adopted this guidance for its year ended December 31, 2009. The adoption of this guidance did not have a material effect on the Plan’s net assets or changes therein.

Subsequent Events

The Plan has evaluated subsequent events that occurred after December 31, 2009 through the issuance of this report on June 28, 2010 Any material subsequent events that occurred during this time have been properly recognized or disclosed in the financial statements.

NOTE C–RESTATEMENT OF FINANCIAL STATEMENTS

The previously issued financial statements have been restated due to an error in the calculation of the adjustment from fair value to contract value for the fully benefit-responsive investment contract fund. These adjustments are summarized as follows:

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE C–RESTATEMENT OF FINANCIAL STATEMENTS (Continued)

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	Year Ended December 31, 2008
	As Reported	Adj.	As Restated
ASSETS
Cash	$8,624	$--	$8,624
Investments
Collective trust funds, at fair value	12,514,008	(601,025)	11,912,983
HealthTronics, Inc., at fair value	352,388	--	352,388
Loans to participants	219,503	--	219,503
Money market	97,556	--	97,556
Total investments	13,183,455	(601,025)	12,582,430
Receivables
Employer contributions	89,986	--	89,986
Participants contributions	3,186	--	3,186
Total receivables	93,172	--	93,172
TOTAL ASSETS	13,285,251	(601,025)	12,684,226

LIABILITIES
Benefits payable	80,589	--	80,589
Operating expense payable	16,967	--	16,967
Total liabilities	97,556	--	97,556
Net assets available for benefits at fair value	13,187,695	(601,025)	12,586,670
Adjustment from fair value to contract value for interest in collective trust funds relating to fully benefit-responsive
investment contracts	(601,025)	1,202,050	601,025
NET ASSETS AVAILABLE FOR BENEFITS	$12,586,670	$601,025	$13,187,695

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	Years Ended December 31,
	As Reported	Adj.	As Restated
ADDITIONS:
Additions to net assets attributable to:
Investment income (loss)
Net appreciation (depreciation) in
fair value of investments	$(4,799,816)	$601,025	$(4,198,791)
Interest and dividends	34,419	--	34,419
Total investment income (loss)	(4,765,397)	601,025	(4,164,372)
Contributions
Cash:
Employer	566,375	--	566,375
Participants	1,616,846	--	1,616,846
Rollover	13,901	--	13,901
Total contributions	2,197,122	--	2,197,122
TOTAL ADDITIONS, NET	(2,568,275)	601,025	(1,967,250)

DEDUCTIONS:
Deductions from net assets attributable to:
Benefits paid to participants	1,487,498	--	1,487,498
Administrative expenses	175,641	--	175,641
Total deductions	1,663,139	--	1,663,139
Net change in net assets	(4,231,414)	601,025	(3,630,389)
Transfer into Plan as a Result of Merger	481,390	--	481,390
Net Assets Available for Benefits:
BEGINNING OF YEAR	16,336,694	--	16,336,694
END OF YEAR	$12,586,670	$601,025	$13,187,695

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE D—NONPARTICIPANT-DIRECTED INVESTMENTS

At December 31, 2009 and 2008, the Plan had a receivable from the Company in the amount of $55,841 and $89,986, respectively. In 2006, the Company’s matching contributions were made in Company common stock (which is publicly traded under the symbol HTRN on the NASDAQ market). In 2007, the Company changed the matching contribution from matching in Company common stock to a cash matching program. The matching contributions are made semi-monthly. The receivables at December 31, 2009 and 2008 were paid on January 6, 2010 and January 6, 2009, respectively.

Once the employer matching contribution is made, the participant has authority to direct their portion of the cash. Effective January 1, 2008 Company stock may be sold only to allocate among the collective trust portfolios, no additional Company common stock shares may be purchased inside the Plan. Participants direct all of their investments. There are no non- participant-directed investments at December 31, 2009 and 2008.

NOTE E—INVESTMENTS

The following presents investments that are 5% or more of the Plan’s net assets at December 31, 2009 and 2008:

	December 31,
	2009		2008 (Restated)
Collective Trust Funds, at Fair Value
S&P 500 Index Portfolio	$1,204,520		$791,456
GIC Portfolio	$4,465,787	*	$3,398,461	*
Balanced Portfolio	$1,226,173		$747,380
International Growth Portfolio	$1,482,946		$963,526
Large Company Value Portfolio	$1,753,769		$1,389,498
Intermediate Fixed Income Portfolio	$3,146,396		$1,744,658
Large Company Domestic Growth Portfolio	$2,556,837		$1,228,154

* This amount represents contract value for this investment.

For the years ended 2009 and 2008 (restated), the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $2,353,713 and ($4,198,791) and respectively, as follows:

	2009	2008 (Restated)
Investment Type

Collective trust and mutual funds	$2,302,565	$(3,813,796)
HTRN common stock	51,148	(384,995)
Net	$2,353,713	$(4,198,791)

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE F—INVESTMENT CONTRACT WITH INSURANCE COMPANY OR STABLE VALUE FUND OR GUARANTEED INVESTMENT ACCOUNT

The Plan offers as an investment option a benefit-responsive investment contract with Wilmington Trust Fiduciary Services Company (“WTFSC”). WTFSC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in note B, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by WTFSC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 4%. Such interest rates are reviewed on a quarterly basis for resetting. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

NOTE G—FAIR VALUE MEASUREMENTS

Effective January 1, 2009, the Plan adopted ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) (formerly SFAS No. 157, Fair Value Measurements), for financial assets and financial liabilities. ASC 820 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. ASC 820 applies to all financial instruments that are being measured and reported on a fair value basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy that prioritizes the inputs used in valuation methodologies into the following three levels:

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE G—FAIR VALUE MEASUREMENTS (Continued)

• • •	Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Inputs – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or other valuation techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

HealthTronics, Inc. Common Stock

HeatlhTronics, Inc. common stock is valued at the closing price reported on the NASDAQ Exchange and is classified within Level 1 of the valuation hierarchy.

Common Collective Trust Funds

These investments are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Loans to Participants

Loans to plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within Level 3 of the valuation hierarchy. No significant gains or losses have been experienced on these instruments during the year.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE G—FAIR VALUE MEASUREMENTS (Continued)

The Plan’s investments measured at fair value by the three levels described above are as follows:

	December 31, 2009	Level 1	Level 2	Level 3
Assets:
Common stock	$371,377	$371,377	$--	$--
Common collective trust funds	$18,501,993	$--	$18,501,993	$--
Participant loans	$320,877	$--	$--	$320,877
Money market	$40,293	$--	$40,293	$--

	December 31, 2008 (Restated)	Level 1	Level 2	Level 3
Assets:
Common stock	$352,388	$352,388	$--	$--
Common collective trust funds	$11,912,983	$--	$11,912,983	$--
Participant loans	$219,503	$--	$--	$219,503
Money market	$97,556	$--	$97,556	$--

The following is a summary of the activity of investments classified as Level 3:

	Participant Loans
	Years Ended December 31,
	2009	2008
Balance at beginning of year	$219,503	$200,776
Principal repayments	(102,454)	(96,047)
Loan withdrawals	232,084	118,540
Deemed distributions	(28,256)	(3,766)

Balance at end of year	$320,877	$219,503

NOTE H—RELATED PARTY TRANSACTIONS

The Plan invests in shares of collective trust funds managed by WTFSC, formerly known as UBS Fiduciary Trust Company, (“UBSFTC”). WTFSC acts as Trustee for only those investments defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, and are exempt from the prohibited transaction rules.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE I—RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

Amounts reported in Form 5500 and in these financial statements are presented on the accrual basis. All amounts in the financial statements materially agree to the Form 5500.

NOTE J—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

NOTE K—TAX STATUS

The Plan obtained its latest determination letter, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s third party administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE L—RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE M—FIDELITY BOND

The Plan was covered by a $2,000,000 fidelity bond during 2009 and 2008.

NOTE N—PLAN MERGERS

In 2009, the Plan merged in one of the Company’s subsidiaries plans. As a result, all investments and participant loans were transferred from this plan into the Plan.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE O-PROHIBITED TRANSACTIONS

During 2009, the Company failed to remit participant contributions in a timely manner. The Company identified four instances for a total of $338,792 where participant contributions were remitted to the Plan in violation of Department of Labor (“DOL”) regulations. The Company intends to enter into the DOL Voluntary Correction Program. The Company estimated the lost earnings as a result of the late payments to the Plan are immaterial.

During 2008, the Company failed to remit participant contributions in a timely manner. The company identified four instances for a total of $232,103 where participant contributions were remitted to the Plan in violation of DOL regulations. The Company entered into the DOL Voluntary Correction Program. The Company estimated the lost earnings as a result of the late payments to the Plan were immaterial.

HEALTHTRONICS, INC. & SUBSIDIARIES 401(K) PLAN Supplemental Schedule – Assets Held for Investment Purposes at End of Year December 31, 2009

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Collective Trust Funds
	Wilmington Trust Portfolio
*	Balanced Portfolio	Common or Collective Trust;	24,853.020 Units	$1,128,739	$1,226,173
*	Fixed Income Index Portfolio	Common or Collective Trust;	23,275.732 Units	$392,852	$433,906
*	GIC Portfolio	Common or Collective Trust;	129,465.877 Units	$4,095,231	$4,465,787
*	Intermediate Fixed Income Portfolio	Common or Collective Trust;	81,441.110 Units	$2,935,638	$3,146,396
*	International Growth Portfolio	Common or Collective Trust;	84,967.984 Units	$1,331,415	$1,482,946
*	International Value Portfolio	Common or Collective Trust;	15,142.644 Units	$301,939	$319,298
*	Large Company Domestic Growth Portfolio	Common or Collective Trust;	499,382.176 Units	$2,494,260	$2,556,837
*	Large Company Value Portfolio	Common or Collective Trust;	25,099.743 Units	$1,618,854	$1,753,769
*	Mid-Cap Fundamental Value Portfolio	Common or Collective Trust;	60,159.211 Units	$615,494	$624,874
*	Mid-Cap Growth Portfolio	Common or Collective Trust;	60,254.806 Units	$572,261	$665,575
*	S&P 500 Index Portfolio	Common or Collective Trust;	78,649.723 Units	$1,118,769	$1,204,520
*	Small Company Growth Portfolio	Common or Collective Trust;	6,232.809 Units	$487,965	$575,650
*	Small Company Value Portfolio	Common or Collective Trust;	19,554.858 Units	$550,596	$660,308

*	Money Market	Money Market Portfolio		40,293	40,293

	Employer Stock
*	HealthTronics, Inc. common stock	Employer Securities	140,673.232 shares	471,528	371,377
	(NASDAQ-HTRN)

*	Participant Loans	Interest rates ranging from			320,877
		3.25% to 10.50% maturing
		through 10/31/2037
				$18,155,834	$19,848,586

(a)	Party in interest, if any identify by *.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (K) PLAN Supplemental Schedule – Delinquent Participant Contributions

		Total that Constitute Nonexempt Prohibited Transactions
Plan Year	Participant Contribution Transferred Late to Plan	Contributions Not Corrected	Contribution Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2009	$338,792	$ -	$338,792	$ -	$338,792
2008	$232,103	$ -	$232,103	$ -	$232,103

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEALTHTRONICS, INC. AND SUBSIDIARIES 401 (K) PLAN
By: Plan Administrator of the HealthTronics, Inc. and Subsidiaries 401(K) Plan

Date: June 28, 2010	By: /s/ Richard Rusk Richard Rusk Plan Administrator